Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 1, 2004

Harmony Urges Its Shareholders To Vote “FOR” The Merger

JOHANNESBURG, SOUTH AFRICA — November 1, 2004 – In an open letter, Harmony Gold Mining Company Limited (NYSE: “HMY”; JSE: “HAR”) today urged its shareholders to vote in favor of Harmony’s proposed merger with Gold Fields (NYSE: “GFI”; JSE: “GFI”) at the special meeting scheduled for November 12, 2004.

The combined company would provide immediate and long-term shareholder value.

•	Harmony has an impressive track record of delivering cost savings with its 26 previous acquisitions, including Evander and St. Helena previously acquired from Gold Fields.

•	The merger with Gold Fields is in line with Harmony’s strategic plan for growth and will create the largest gold mining producer in the world – with all the benefits and economies of scale

•	Institutional Shareholder Services, Inc. (“ISS”), the world’s leading independent provider of proxy and corporate governance services recommended that Harmony shareholders vote in favor of the proposed merger with Gold Fields

•	Norilsk, Gold Fields largest shareholder with approximately 20% ownership, fully supports Harmony’s offer

•	A vote for the Harmony transaction allows shareholders to keep their options open

Bernard Swanepoel, Chief Executive of Harmony stated, “We believe that this transaction is truly in the best interest of all shareholders, and we are very encouraged by the fact that both Gold Fields’ largest shareholder and the world-renowned Institutional Shareholder Services (ISS) support a Harmony/Gold Fields combination. When Harmony and Gold Fields shareholders review the facts of the merger, we think they will agree.”

He continued, “This is a tremendous opportunity for us to apply the ‘Harmony Way’ to increase the profitability of Gold Fields’ mines, and benefit both Harmony and Gold Fields shareholders.”

Today’s open letter to shareholders is the latest effort by management to give shareholders of both Harmony and Gold Fields information to demonstrate that Harmony is acting in their best interest and the resulting company is far more attractive than the Gold Fields / IAMGold transaction on the table. The content of the letter is as follows:

Dear Harmony Shareholder:

On Friday, November 12, 2004, we will hold a general meeting of Harmony Gold Mining Company Limited shareholders where you will have the opportunity to voice your support for Harmony’s offer to acquire Gold Fields Limited. Please refer to the Harmony circular, which was mailed to all shareholders, for further details on this offer.

We believe that creating the world’s largest gold producer will be a clear win for shareholders, customers, employees and partners. To make this happen, we need the affirmative vote of at least 75% of the shares represented and voting at the general meeting on the special resolution to increase the authorized share capital necessary to complete our offer for Gold Fields.

We believe that the Harmony and Gold Fields combination represents a compelling investment opportunity for shareholders, creating value through:

•	Realizing significant operating synergies and cost savings while at the same time benefiting from increased growth opportunities both locally and internationally and the potential for greater exploration and development;

•	Increasing existing cash resources and future cash flows from which to fund capital expenditure, development and pay dividends; and

•	Enabling the combined company to compete on equal footing for reserve replacement ounces thereby ensuring future growth.

The Gold Fields acquisition is a consistent and key element of our strategic plan for the future growth. Most importantly, we believe that the acquisition underscores our commitment to creating value for our shareholders. We have an eight-year track record of unlocking the value of assets through 26 other acquisitions (including Evander and St Helena previously acquired from Gold Fields), and delivering significant cost savings.

By applying the “Harmony Way” our management team has consistently been able to increase the profitability of the mines and assets we have acquired, often converting unprofitable ore reserves into economically viable ones, while extending the expected life of the mines. Based on our track record and our extensive knowledge of their local assets, we are confident that we can achieve cost reductions equivalent to at least 15% per annum in Gold Fields’ South African asset portfolio cost structure — equating to an estimated improvement in pre-tax operating profit of approximately R1 billion per annum. We believe that the Harmony Way enables us to deliver growth and build shareholder value where others have failed.

As a significant sign of support, Harmony has already received an irrevocable undertaking from MMC Norilsk Nickel, Gold Fields’ largest shareholder, with approximately 20% of the outstanding shares, that it will vote AGAINST the IAMGold deal and accept the second stage Harmony offer.

We strongly believe that together we have an opportunity to create an exciting new future for Harmony and the gold industry. Copies of materials related to the proposed merger are available at http://www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the US offer, at: 105 Madison Avenue, New York, NY 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); email proxy@mackenziepartners.com. We trust that when you have an opportunity to consider this important matter fully, you will be as enthusiastic about the opportunities presented by this acquisition as we are. The choice is now up to you, the Harmony shareholders. Vote November 12th, to combine Harmony and Gold Fields and unlock significant value for all stakeholders and becoming a must-have gold counter for investors in the sector.

Yours sincerely,

Bernard Swanepoel

Chief Executive

If you have any questions regarding the contents of this document, completing the form of acceptance, surrender and transfers or any other queries regarding the proposed merger please call the appropriate Shareholder Information Hotline.

IN SOUTH AFRICA

Call Toll Free: 09800 3231 3233

IN THE UNITED KINGDOM AND FRANCE

Call Toll Free 00800 3231 3233

IN THE UNITED STATES

Call Toll Free: 1 800 322 2885

IF YOU ARE OUTSIDE THE TOLL FREE AREAS:

Direct Lin in U.K.: +44 20 7814 5018 Direct Line in the U.S.A.: +1 212 929 5500

HOTLINE HOURS ARE

9.00 a.m. until 5.00 p.m. in South Africa, U.K. and France

HOTLINE HOURS ARE

8.00 a.m. until 9.00 p.m. EST in North America

PLEASE NOTE THAT YOUR CALL MAY BE RECORDED

TIME IS SHORT – YOU MAY FAX YOUR PROXY TO THE FOLLOWING NUMBERS:

SOUTH AFRICA HOLDERS

Certified or “own name” dematerialized shareholders:

Fax +27 11 286 9408

Dematerialized shareholder other than with “own name” registration,

Contact your CSDP or broker

UNITED KINGDOM AND FRANCE HOLDERS

Fax: +44 20 7588 9474

UNITED STATES HOLDERS

Fax: 1 212 929 0308

Issued by (direct line, mobile, email):

Harmony Gold
Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

United States – Financial Dynamics Business Communications
Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

South Africa - Beachhead Media & Investor Relations
Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709	patrick@bmsa.co.za

United Kingdom – Financial Dynamics Business Communications
Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013	charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc
Daniel Burch	+212 929 5500		proxy@mackenziepartners.com
Steve Balet	+800 322 2885

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at http://www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at http://www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.